North Texas Energy, Inc.

Attention:  Mr. Kevin Doughtery

May 15, 2012

NORTH TEXAS ENERGY, INC.
SUMMARY OF CHANGES TO S-1A REGISTRATION STATEMENT IN S-1A REVISION 2

General

A.	Revised and expanded disclosure responsive to Items 402 and 512 of Regulation S-K adding; 1) Summary Compensation Table, 2) Revision of the presentation of the “Undertakings” Section.
B.	Revised and expanded the disclosure in the section “Offering and Plan of Distribution to more accurately explain the “Self-Underwriting” nature of the Offering.
C.	Deleted and corrected indications of an “at the market offering”
D.	Revised the section “Forward Looking Statements” to reflect the obligations for reporting for penny stock issuers.
E.	Revised and corrected references in the “Business” section to properly refer to mineral deposits as “reserves”, deleted references to “proven methods” and identified wells and equipment.
F.	Deleted comments related to “Enhanced Oil Recovery Methods”.
G.	Added the disclosures mandated by Items 1202-1208 of Regulation S-K as a note to the Financial Statements.
H.	Deleted any reference to any estimate of Oil and Gas Reserves other than Reserves.
I.	Revised and provided additional detail regarding the acquisition costs of the leased oil tract.
J.	Deleted any reference to any oil and gas tracts and reserves that we do not own title to such as proposed contracts to acquire additional tracts.
K.	Revised the section “Risk Factors to more clearly report Risk Factors according to Item 503 of Regulation S-K.
L.	Removed any references cited in SEC comment number 18 or provided additional support for any comment not removed.
M.	Revised the biographical data supplied relating to Directors and Officers according to Item 401 of Regulation S-K.
N.	Deleted references to “state of the art drilling methodologies”.
O.	Expanded the disclosure related to “Related Party Transactions”.
P.	Revised disclosure related to “Development Stage Company” status including financial statement labels and additional disclosure in the financial statements.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Q.	Added “Earnings Per Share” data to the financial statements.
R.	Expanded the disclosure related to “going concern” issues.
S.	Revised Disclosure and Financial Statements according to FASB 805 “Business Combinations” reporting our business combination as an acquisition at fair value and revised financial statements.
T.	Revised disclosure mandated under FASB 932-10-15 and 932-235-50
U.	Revised disclosure on the costs of the oil lease tract acquisition.
V.	Added disclosure and treatment of the issue of income taxes.
W.	Revised signature block
X.	Updated our Auditors Consent and Opinion Letters.
Y.	Revised our Legal Opinion
Z.	Revised Exhibit 99.1
AA.	Mailed supplemental Estimated Ultimate Recovery (EUR) data files.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572